January 28, 2011

VIA EDGAR AND U.S. MAIL

Ms. Cecilia Blye
Chief Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

Re:	Lan Airlines S.A. Form 20-F for the Fiscal Year Ended December 31, 2009 Filed June 29, 2010 File No. 1-14728

Dear Ms. Blye:

We are writing in response to your letter dated December 14, 2010 setting out two comments on our above-referenced annual report on Form 20-F.  For ease of reference, we have repeated the Staff’s comments in italicized text prior to our responses.

Comment

1.
We note from pages 23 and 25 of your Form 20-F and your website that you operate flights to Cuba.  As you know, Cuba is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and assets controls.  Please describe to us your past, current and any anticipated operations in, and other contacts with Cuba, such as passenger and/or cargo flights to and from Cuba, whether through subsidiaries, affiliates or other direct or indirect arrangements, since your letter dated February 6, 2006.  Your response should include discussion of whether you have offices, facilities, equipment, ground services, sales agents, or other employees in Cuba, and the extent to which your dealings or arrangements have been with the government of Cuba, or entities controlled by that government.

Response to Comment

Since February 6, 2006, our passenger and cargo operations to and from Cuba have ranged between one and three weekly frequencies, depending on the demand. Currently, our passenger and cargo operations to and from Cuba consist of one weekly flight, which operates the route Santiago, Chile – La Havana, Cuba – Cancun, Mexico – Miami, Florida. We do not currently anticipate any material increase in our passenger and cargo operations to and from Cuba.

We have no offices, facilities, equipment, sales agents, or other employees in Cuba in connection with our passenger and cargo operations to and from Cuba.  Our operations to and from Cuba are mainly focused on the passenger business. Our passenger operations are carried out through state-owned General Sales Agents (“GSA”) and through the hiring of stated-providedground services, such as ramp and counter services. In 2010 we entered into an agreement with a cargo GSA in connection with our cargo operations to and from Cuba, but have not conducted any operations thereunder.  Except for the agreements entered into with the GSAs and the state-operated service providers, which include customary clauses for this type of agreements, we have no dealings or arrangements with the government of Cuba, or with entities controlled by the Cuban government.

Comment

2.
Please discuss the materiality of your operations in, and other contacts with, Cuba described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.  Your should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investing in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business with Cuba.

Response to Comment

As described in more detail below, we do not consider our operations, transactions, arrangements and other contacts related to our operations to and from Cuba as constituting a material investment risk for our security holders, notwithstanding the fact that Cuba has been identified by the U.S. State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and assets controls.  We have considered both quantitative and qualitative factors in reaching this conclusion.

Quantitative Considerations

Our revenues from our passengers operations to and from Cuba were approximately US$8.2 million in 2006, US$5.2 million in 2007, US$4.9 million in 2008, US$4.2 million in 2009 and US$2.0 million in the nine-month period of January-September 2010, which represented 0.45%, 0.24%, 0.17%, 0.16% and 0.09%, respectively, of our total passengers revenues. Our revenues from our cargo operations to and from Cuba were approximately US$0.3 million in 2006, US$0.3 million in 2007, US$0.2 million in 2008, US$0.4 million in 2009 and US$0.1 million in the nine-month period of January-September 2010, which represented 0.03%, 0.03%, 0.01%, 0.04% and 0.01%, respectively, of our total cargo revenues.

As stated above, we have no offices, facilities, equipment, sales agents, or other employees in Cuba and our operations to and from Cuba currently consist of one weekly flight which operates the route Santiago, Chile – La Havana, Cuba – Cancun, Mexico – Miami, Florida.  To provide the Staff with a sense of scale, as of December 31, 2010 Lan operated flights to over 70 destinations, representing approximately 3,300 take-offs per week.

Non-Quantitative Considerations

On the basis of non-quantitative factors, including principally the impact of our operations to and from Cuba on share value and reputation, we do not believe that such operations pose a material investment risk for our security holders.  We do not believe that investors in the shares of a non-U.S. company headquartered in Santiago, Chile primarily focused on Latin American air transportation would be taken aback to find that we have limited service to and from Cuba, particularly since we identify our operations to and from Cuba on our website and in our annual report on Form 20-F.  We have no reason to conclude that our existing shareholders or potential new investors, taken as a whole, consider our involvement with Cuba as a factor that negatively affects our reputation or share value.  We respectfully submit that having operations to and from Cuba is not uncommon among our peer Latin American competitors in our field of business, and very likely so represents the norm rather than the exception for that group.  In addition, our operations to and from Cuba are in accordance with all applicable governmental authorizations and permits.

In summary, notwithstanding that Cuba has been identified as a state sponsor of terrorism by the U.S. Department of State and is subject to U.S. economic sanctions and assets controls, we do not believe that our operations to and from Cuba constitute a material investment risk for our security holders, taking both quantitative and non-quantitative factors into account.

*   *   *

In accordance with your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that our responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Ignacio Bunster at 011-562-565-3966 (ignacio.bunster@lan.com).

Sincerely,

/s/ Alejandro de la Fuente G.
Alejandro de la Fuente G.
Chief Financial Officer
LAN Airlines S.A.

cc:           Max Webb
Assistant Director
Division of Corporation Finance